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                                 HOLLINGER INC.

                   COURT REMOVES PETER G. WHITE AS A DIRECTOR


TORONTO, ONTARIO, CANADA, JUNE 8, 2005 -- HOLLINGER INC. (TSX: HLG.C; HLG.PR.B) announced that Mr. Justice Colin Campbell of the Ontario Superior Court of Justice today ordered that Peter G. White be removed as a Director of Hollinger effective immediately. The removal had been requested by the independent Directors of Hollinger.

Hollinger's principal asset is its interest in Hollinger International Inc. which is a newspaper publisher, the assets of which include the Chicago Sun-Times, a large number of community newspapers in the Chicago area and a portfolio of news media investments. Hollinger also owns a portfolio of revenue-producing and other commercial real estate in Canada, including its head office building located at 10 Toronto Street, Toronto, Ontario.



Media contact:
Larry Parnell
Hill & Knowlton
416-413-4623
larry.parnell@hillandknowlton.ca




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